

SECU[illegible] 17018237 [illegible]N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/16 and ending 6/30/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ernst & Young Capital Advisors, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
5 Times Square
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Steven F. Smith (617) 478-4650
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Steven F. Smith**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Capital Advisors, LLC as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

FINOP
Title

Notary Public


DEBORAH SPITZLEY
Notary Public
Massachusetts
Commission Expires Apr 8, 2022

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CAPITAL ADVISORS, LLC

CONTENTS


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Ernst & Young Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Ernst & Young Capital Advisors, LLC as of June 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ernst & Young Capital Advisors, LLC as of June 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 21, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2017

ASSETS	
Cash	$ 22,857,026
Accounts receivable, net	790,061
Other Assets	27,062
Due from Affiliate	8,255
Total Assets	$ 23,682,404
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 158,366
Due to affiliate	3,927,212
Total liabilities	4,085,578
Member's equity	19,596,826
Total Liabilities and Member's Equity	$ 23,682,404

See accompanying notes to financial statements.

1. Nature of business

Ernst & Young Capital Advisors, LLC. (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware in November 2009. The Company is wholly-owned by EYCA Holdings LLC, which is wholly-owned by Ernst & Young U.S. LLP ("EY"). The Company's operations consist primarily of corporate finance consulting and other advisory services in connection with bankruptcies, corporate debt restructuring activities, corporate restructuring transactions, mergers and acquisitions, and debt and equity capital markets transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The Company carried an allowance of $90,197 as of June 30, 2017.

Revenue Recognition

The Company recognizes revenue from professional services in accordance with the terms of the engagement agreements, as earned. The Company recognizes revenue from transactional services upon (i) invoicing of non-refundable retainers and progress payments; (ii) invoicing of hourly and monthly fixed fees; and (iii) the final invoicing of successful completions of a transaction.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At June 30, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all tax years after 2014.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company's net capital was approximately $18,771,000, which was approximately $18,499,000 in excess of its minimum requirement of $272,372.

4. Concentrations

For the year ended June 30, 2017, three customers had revenues in excess of 10% of the Company's total revenue. Overall, these three customers accounted for approximately 44% of the Company's total revenue for the year ended June 30, 2017. There were no receivables outstanding for any of these customers at June 30, 2017.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company believes it is not exposed to any significant credit risk to cash.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

The Company does not employ any personnel. The Company and EY operate under a Services Agreement whereby EY provides employee and administrative services to the Company. The employee and administrative services include (but are not limited to) personnel, office space, facilities and equipment (including utilities), communications (including telephone, mobile telephone and data transmission), information technology support and all general and administrative services in connection with the Company's business. EY charges the Company for the provision of the services at agreed upon hourly rates for time incurred in connection with providing employee and administrative services on behalf of the Company. The hourly rate is agreed to at the start of each fiscal period. EY also charges the Company for direct expenses paid for by EY on the Company's behalf. For the year ended June 30, 2017, EY charged the Company approximately $17,619,000 for the provision of employee and administrative services of which approximately $1,836,000 was payable to EY at June 30, 2017 and is included in the due to affiliate balance on the statement of financial condition. The Company has approximately $2,090,000 in the due to affiliate balance for amounts related to client payments received on behalf of EY. In addition, the Company has approximately $8,300 due from affiliate for data retention services that are scheduled to be reimbursed by the affiliate to the Company.

During the year ended June 30, 2017, the Company recognized approximately $3,539,000 of revenue under seven agreements entered into with related parties to provide advisory services. There were no amounts outstanding as of June 30, 2017. Furthermore, the Company paid approximately $382,000 in fees to affiliates on Company transactions.

7. Subsequent events

As of August 21, 2017, the Company collected approximately $379,000 of accounts receivable outstanding as of June 30, 2017. The Company also paid approximately $1,836,000 of the June 30, 2017 balance due to affiliate under the Services Agreement and approximately $1,956,000 for reimbursement to EY. The Company is in the process of amending its Services Agreement with EY for the new fiscal year ending June 30, 2018.

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2017



Building a better
working world

Ernst & Young Capital Advisors, LLC
5 Times Square
New York, NY 10036

Tel: +1 212 773-3000
eyinvestmentbanking.com
Member of FINRA.
www.finra.org

August 25, 2017

Registration Branch
Securities and Exchange Commission
Mail Stop 8031
100 F Street NE
Washington, DC 20549

SEC
Mail Processing
Section
AUG 28 2017
Washington DC
408

To Whom It May Concern:

Enclosed please find two copies of the Ernst & Young Capital Advisors, LLC financial statements and independence auditors' report as of and for the year ended June 30, 2017 along with one copy of our Statement of Financial Condition.

Please direct your comments or questions to my attention at 617-478-4650

Sincerely:

Steven F. Smith
Fin OP

Enclosure

Securities and Exchange Commission
Trading and Markets

AUG 28 2017

RECEIVED